EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1: "Why Invest in Janover Ventures?"

Blake:

Hi, I'm Blake Janover, I'm the founder and CEO of Janover Ventures. We're working on making commercial property financing easy. Why does that matter? Well, it's a three and a half trillion dollar universe. Think about that. The number is huge. It's part of everything we do. It's where we live. It's the apartment buildings we live in. And it's part of the portfolios of pension funds and banks and it's part of the fabric of America, it really is. And the way you get a commercial mortgage now is totally broken. It's like out of the stone age, it's unbelievable. People don't have access to all their options. Once they find the option, and it's usually not the best one for them, then it's a pained, long, frictioned process.

So we're taking the frictions out, and we're connecting commercial mortgage borrowers with the right commercial lenders. Not the one closest to them, not the one that they've known for the last twenty years, not the same bank that they've gone to for the last decade. We're getting them in touch with the right people, and making the connection directly. And that really matters because it allows apartment building owners and commercial property owners to get the leverage, the terms, the rates, the pricing that they need in order to excel. It's unfair that a few REITs or a few Institutional players get access to all the good stuff, and everybody else in America is stuck with whatever they've always gotten.

So we're solving that. And now we're raising money. We're raising money to grow because we think we can help solve this three and a half trillion dollar problem. And that means hiring really really smart people to help the smart people that we already have. It takes special people to solve complicated problems. And that's what we're doing.

And that's where you come in. You can invest in Janover Ventures, and maybe be a part of the future of commercial real estate finance. If we do this right, and we get even a small piece of that three and a half trillion dollar universe, we're going to be pretty big, and I hope you'll come along with us.

Video 2: "The Problem"

https://youtu.be/UrUt7_Y4Mo8

Blake:

The problem is that the commercial real estate finance market is totally broken and it's $3.5 trillion dollars. What's broken about it? Commercial mortgage borrowers don't know all their options. Even the most sophisticated guys have no way to access the hundreds and thousands of lenders across the country. You may have a local bank that you work with and the local bank two blocks down has a totally different product. And those same lenders don't have access to the commercial mortgage borrowers. There is a disconnect there. The other problem is that large commercial mortgage lenders aren't incentivized to do smaller loans. Think about it. You got this fancy guy on Wall Street. He can work all day, all week on a $50 million dollar loan or a $1 million dollar loan, because they take the same amount of time to close. What's he going to do? He's going to work on the $50 million dollar loan. We built the platform to connect those commercial mortgage borrowers and those lenders by leveraging digital media and proprietary technology. And we've improved the process in such a way that we can close more loans, faster.

Video 3: "Janover Ventures Technology"

https://vimeo.com/476289489/33ea88500f

Blake:

Hi, I'm Blake Janover, I'm the founder and CEO of Janover Ventures. Let me tell you a little bit about what we're working on. So, there's two things that are really important to us. It's educating commercial mortgage borrowers, and it's connecting commercial mortgage borrowers and commercial mortgage lenders.

The education component is pretty simple. We own a series of websites, and they're all over google because they're super informative. Google is really smart, and they put the right results at the top of the page, and it just so happens that our results are coming to the top of a lot of pages when it comes to multifamily and commercial property financing. So if you walked into your bank and you got a loan quote you can go online, visit one of our websites, and find out what some of your other options might be. But, if you want to get connected with a lender, that's where we really excel.

You can fill out an application online, and you're going to get processed through our technology and connected directly to the right lender for you. That means that you have access now to lenders in Wall Street, to lenders in LA, even across the globe, where they're trying to place billions of dollars. And your million dollar loan, or two million dollar loan, or five million dollar loan can now get the same treatment as a ten, twenty, or thirty million dollar loan.

And it's not a zero-sum game. What do I mean by that? With our technology, we're able to connect commercial mortgage borrowers with the right commercial mortgage lender. Not sell leads, not present 50 options. Process the data, get you with the right lender, and then make that process easier. And generally speaking, we don't even charge a fee.

Now, lenders love us because we've given them an opportunity to acquire clients digitally and as you know, most big banks and big lenders are a little clunky and they're not too tech-forward. And borrowers love us because now they get access to the best option instead of just the option that they've always had, or the option physically closest to them.

Video 4: "Our Business Model"

https://youtu.be/gvdhMLlz0dQ

Blake:

Our business model is simple. We've established partnerships that are high-volume, with some of the biggest lenders in the country. And we share revenue with them. When a deal closes we make money. No closing, no money. We're incentivized for everybody to win. Now the way we differ from traditional mortgage brokers is that in these high-volume relationships, in which we share in the revenue with the lenders, they're not passing those expenses on to the borrower. Generally speaking, the borrower is going to get a better deal going through us than directly to the lender. If we have to work with an ad-hoc one-off type deal where we're doing a lot of heavy-lifting and advisory work, we will charge a fee because sometimes we have to go to lenders that we don't have deep and established relationships with. But generally speaking, we're getting comped out by a lender and we're only making money when everybody's making money. Welcome to Janover Ventures, the future of commercial real estate finance.

Video 5: "The Difference Between Janover Ventures and Commercial Mortgage Brokers"

https://vimeo.com/476297069/b137bff01e

Blake:

I'm Blake Janover, I'm the founder and CEO of Janover Ventures and I want to answer a question that was asked to me recently. So someone emailed me recently and they said: "Blake, what's the difference between you and a commercial mortgage broker?" I said: "That's a great question. The answer is nothing."

I'm just another person, we're just another company, and we're just another commercial mortgage brokerage. And Amazon was just an online bookstore. And Google was just another search engine, certainly not the first one. The iPhone was just another smartphone, definitely not the first one; Palm, Blackberry.

Look I'm not saying we're Amazon or Google, or we're Apple. We're us. We're Janover Ventures. So what are we doing that's different? Well, we're trying to iterate on commercial financing We want to make it better, but not by a little, by orders of magnitude. That's what we're working on. We're working on connecting borrowers with the right lenders. We're working on getting information out there clearly, specifically, with no fluff. We're working on taking the pains out of the process making it easier to finance a property. We want to take a thousand touch points and boil it down to ten.

So, are we just another commercial mortgage broker? Yup. But I think We're doing something a little different.

Video 6: "Meet Janover Ventures"

https://youtu.be/mKMux7IgRzQ

My name is Blake Janover. I'm the CEO of Janover Ventures. We've got a couple missions here. The first one is we've built some websites. We've developed some brands. Some of them are MultiFamily.loans, CommercialRealEstate.loans, HUD.loans, CMBS.loans. Gosh, there's like hundreds of them. And it's about educating borrowers, consumers, developers. The Internet is awfully fractured and some of these websites that are out there now, don't really provide clear information. And sometimes you've got a clear question and you want a clear answer, and you don't want to have to talk to 40 people to get it. So really what we're focused on is organizing this part of the Internet about things that have to do with complex commercial real estate loans. And, you know, funky questions about a multi-tiered capital stack, for example. So first and foremost it's organize and educate, and hopefully derivative of this we empower. The other thing that we do is capital markets advisory. Now it's important to understand we're not debt brokers and equity brokers. Because that really speaks to the transactional nature of this business sometimes. I think it's important to understand that we're advisors so, yes, we will broker the debt, we will broker the equity. We've advised on billions of dollars of debt and equity over the last decade and a half, but it's really important that you understand that we represent borrowers. Let's say you're looking for a multi-family loan

and you go to a Fannie Mae lender. That Fannie Mae lender will push you a Fannie Mae product. What if there's a better Freddie Mac option or a better option with a life company? It's really important that the lender doesn't decide what the loan should look like for you, but that you should choose a lender based on their ability to design a loan that works for what you want to do. Leverage, term, interest-only, amortization, rate, certainty of execution, timing; these are all things that are really important and play into every loan. Welcome to Janover Ventures. It's really nice to meet you. I hope at a minimum that we can educate and empower you to go forth into the universe with more information. And if we can we'd like to hold your hand along the way.